Exhibit 99.2

                           ZARLINK SEMICONDUCTOR INC.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

1. Name and address of Company

Zarlink Semiconductor Inc.
400 March Road
Ottawa, Ontario
K2K 3H4

2. Date of Material Change

July 30, 2007 and August 3, 2007.

3. News Release

Press releases reporting the material changes were issued by Zarlink Semiconductor Inc. ("Zarlink") in Ottawa on July 30, 2007 and August 3, 2007, copies of which are attached.

4. Summary of Material Change

On July 30, 2007, Zarlink announced that it had closed its previously announced Cdn$75 million offering of subscription receipts.

On August 3, 2007, Zarlink announced that it had closed its previously announced acquisition of Legerity Holdings, Inc. and that it had issued Cdn$75 million of convertible debentures in exchange for its outstanding subscription receipts.

5. Full Description of Material Change

See press releases attached hereto.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

None.

8. Executive Officer

For further information, please contact Don McIntyre, Senior Vice-President Human Resources, General Counsel and Corporate Secretary (613) 592-0200.

9.       Date of report

August 3, 2007